Exhibit (a)(1)(D)
Memorandum

To:	Eligible Holders of Options and/or
Stock-settled Stock Appreciation Rights

From:	Fred Fratto
Senior Vice President, Human Resources

Date:	August 4, 2009

Re:	Commencement of Stock Option and
Stock-settled Stock Appreciation Rights Exchange Program
As you may recall, at our 2008 annual meeting, our stockholders approved an exchange program whereby eligible employees would have the opportunity to exchange certain underwater stock options and/or stock-settled stock appreciation rights (“SSARs”) for a lesser number of shares of restricted stock (the “Exchange Program”). I am pleased to inform you that we commenced the Exchange Program today.
The Exchange Program is a one-time voluntary opportunity to surrender your eligible outstanding stock options and/or SSARs with exercise prices in excess of $26.00 (“Eligible Awards”). Whether or not you participate in the Exchange Program is completely your decision. If you choose not to participate, you do not need to take any action, and you will simply keep your Eligible Awards with their current terms and conditions.
The Exchange Program is currently slated to end at 11:59 p.m., Eastern Time, on Monday, August 31, 2009, unless it is extended. We encourage you to read carefully the attached materials. These documents will help you understand fully the risks and benefits of the Exchange Program.
This e-mail contains important information about the Exchange Program, including:
•	the Offer to Exchange (which includes Questions and Answers and describes the terms and conditions of the Exchange Program);

•	a personalized Election Form, listing your Eligible Awards; and

•	a Withdrawal Form, in the event you decide to withdraw your election before the Exchange Program expires.
We are making this offer on the terms and subject to the conditions described in the attached Offer to Exchange document, Election Form and Withdrawal Form.

How to Participate:
You may elect to participate in the Exchange Program by delivering a completed Election Form via facsimile or e-mail (via PDF) on or before 11:59 p.m., Eastern Time, on Monday, August 31, 2009 (or such later date if the offer is extended) to Beazer Homes:
•	by facsimile to (770) 350-4357, Attn: Kate Harris; or

•	by e-mail to kharris@beazer.com
You should carefully read the enclosed information, and I encourage you to consult your own personal tax, financial and legal advisors as you deem appropriate before you make any decision whether to participate in the Exchange Program. Participation involves risks that are discussed in the “Risk Factors” section of the Offer to Exchange document. No one from Beazer Homes is, or will be, authorized to provide you with advice or recommendations as to whether you should elect to exchange or refrain from exchanging your Eligible Awards.
Your questions regarding how to participate in the Exchange Program, should you choose to participate, will be answered by your thorough review of the documents included with this Memorandum. If, after your thorough review of the information provided, you have additional procedural questions, you may contact me at ffratto@beazer.com or Kate Harris at kharris@beazer.com.
Sincerely,
Fred Fratto
Senior Vice President, Human Resources